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                             August 3, 2022

       Hong Zhida
       Chief Executive Officer
       Addentax Group Corp.
       Kingkey 100, Block A, Room 5403
       Luohu District, Shenzhen City, China 518000

                                                        Re: Addentax Group
Corp.
                                                            Amendment No. 21 to
Registration Statement on Form S-1
                                                            Filed July 26, 2022
                                                            File No. 333-230943

       Dear Mr. Zhida:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 22, 2022 letter.

       Amendment No. 21 to Registration Statement on Form S-1 Filed July 26,
2022

       PRC Limitation on Overseas Listing and Share Issuances, page 8

   1. Please revise your disclosure in the first sentence to clarify that "Neither we nor our subsidiaries are
currently required to obtain approval from Chinese authorities...," to the extent accurate. In
addition, where you state that each of your PRC Subsidiaries has received all requisite
permissions in order to conduct and operate your business, please expand your disclosure
to include approvals and also disclose that you and your non-PRC subsidiaries have also
received all such requisite permissions and approvals, to the extent accurate.
 Hong Zhida
FirstName  LastNameHong Zhida
Addentax Group  Corp.
Comapany
August     NameAddentax Group Corp.
       3, 2022
August
Page 2 3, 2022 Page 2
FirstName LastName
Risk Factors
"Failure to make adequate contributions to various employee benefits plans ... ", page 18

2. We note your amended disclosure regarding your failure to make social insurance and housing fund contributions in full for all your employees, as required by PRC laws and regulations. Please revise to disclose whether this failure could impact your ability to operate your business or interfere with your ability to offer the securities being registered to foreign investors. Additionally, we note that your PRC counsel has given an opinion on this issue. Please revise to name your PRC counsel here, and elsewhere throughout your prospectus where you indicate that the statement or disclosure is attributed to counsel. Finally, we note that certain matters governed by PRC law are being passed upon by Dahui Lawyers. Please revise the prospectus, as appropriate, to clarify which statements, if any, are the opinion of Dahui Lawyers and file their consent as an exhibit.
       Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Lawrence Venick